August 2, 2007

Varda Sagiv
Chief Financial Officer
Blue Phoenix Solutions LTD.
8 Maskit Street
Herzlia 46120
Israel

> **Re:** **Blue Phoenix Solutions LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed on March 30, 2007**
> **Form 6-K filed on March 5, 2007**
> **File No. 333-06208**

Dear Ms. Sagiv:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

Operating Results, page 44

1.   There are many instances where two or more sources of a material change have been identified, but the quantitative and/or qualitative factors for each source that contributed to the change were not disclosed (e.g. how the expansion of offshore

centers resulted in a reduction to cost of revenues, what contributed to the change in software development costs, etc.). Please tell us how you have considered quantifying and/or qualifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. Similarly, we also note that revenues increased in fiscal 2006 compared to fiscal 2005 due to the "growing realization by major enterprises that are dependent on legacy core systems, of the inevitability of it modernization for staying effective, competitive and efficient." Tell us how you considered expanding your disclosures to quantify the changes in sales volume and in your product mix.

Liquidity and Capital Resources, page 50

2.   We note that your discussion of cash flows from operating activities focuses on changes from non-cash items rather than significant changes in operating assets or liabilities (e.g. the increase in trade receivables of $8.5 million). When preparing the discussion and analysis of cash flows, you should address material changes and the related underlying drivers. In this regard, please tell us how you considered the guidance in Section IV.B of SEC Release 33-8350 and Section III. C of SEC Release 33-6835.

Consolidated Statements of Operations, page F-3

3.   We note you present revenue from software products and services (i.e. PCS and consulting) as a single line item on the face of the Consolidated Statements of Operations. Please tell us how you considered presenting product and services revenues and related costs of revenue as separate line items pursuant to Rule 5-03(b)1 and 2 of Regulation S-X and Item 17 of Form 20-F. We remind you that the aforementioned Rule does not prohibit allocating revenues between product and services based on reasonable estimates under GAAP, such as VSOE.

Note 1. Summary of Accounting Principles

K. Recognition of Revenue, page F-14

4.   We note your disclosures regarding the Company's multiple-element arrangements where you indicate that the fair value for post-contract support (PCS) is based on the price charged on separate PCS renewal contracts and the fair value for consulting services is based on standalone sales.   Please clarify what you mean by "separate PCS renewal contracts." Are you referring to stated renewal rates included in a contract or separate sales of PCS? If the former is the case then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage

Varda Sagiv
Blue Phoenix Solutions LTD.
August 2, 2007
Page 3

of your customers actually renew at such rates. If the latter is the case, then please explain the methodology used to determine vendor specific objective evidence (VSOE) of undelivered elements. Specifically describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.). In your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element. Further, address the issue that if your VSOE varies from customer to customer how you can reasonably estimate VSOE. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Note 10. Commitments and Contingencies, page F-33

5.   We note that your contingent liabilities relating to accrued royalties associated with government grants from the Office of the Chief Scientist amounted to $2.7 million as of December 31, 2006. Please confirm that you accrued for these contingent liabilities during fiscal 2006 and tell us where you recorded this liability in your balance sheet. Please provide us with the factors that you considered in determining that it is not probable you will have to pay royalties equal to the full amount of the grants received. Further, please tell us how you considered presenting grants received as separate line item on the Consolidated Statement of Operations pursuant to the guidance of Rule 5-03(b)2 of Regulation S-X and Appendix A: Country Specific Issues of the November 2004 International Reporting and Disclosure Issues in the Division of Corporate Finance, which is available on our website at www.sec.gov.

Note 11. Shareholders' Equity

Employee Share Option Plans, page F-39

6.   We note that you accelerated 1,373,987 unvested share options on December 27, 2005 in anticipation of the adoption of SFAS 123(R). Tell us how you accounted for the additional compensation cost as a result of the modification to accelerate vesting in accordance with APB 25 and FIN 44. Please quantify how many of the accelerated share options were out-of-the money. Further, please tell us how this transaction is reflected in your financial statements.

7.   We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Note 11. Shareholders' Equity

Convertible Debentures and Warrants, page F-39

8.   We note on page F-41 where you state that the March 2006 issuance of convertible debentures and warrants had the same terms as the initial issuance on March 30, 2004. We further note that the Company considered the anti-dilution adjustment in the March 2004 issuance to be limited and therefore, you accounted for the debentures as conventional convertible instruments. With regards to the March 2006 issuance, however, the Company concluded that since the debentures included an anti-dilution adjustment and the conversion price is not fixed, the Company determined this instrument was not conventional convertible pursuant to the guidance in EITF 05-2 and you further concluded that the debenture contained an embedded conversion feature pursuant to EITF 00-19 and SFAS 133. Considering you indicate that the terms were similar, tell us how you considered the provisions of EITF 05-2, which expands upon the scope of paragraph 4 of EITF 00-19, in determining that the embedded derivative qualified as a conventional convertible instrument for the first issuance and not the second. Further, please clarify your statement on page F-40 that states "the anti-dilution adjustment is limited" for the initial issuance. In this regard, tell us if the "anti-dilution" adjustments refer to the adjustments for stock dividends, stock splits, recapitalization and other similar events. Please include your analysis under paragraphs 12-32 of EITF 00-19, as necessary. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

9.   We also note on page F-39 that the conversion rate for interest on the debentures will be equal to 90% of the volume weighted average price of the Company's shares on the Nasdaq Global market price 20 trading days preceding the date of interest paid. Tell us how you account for these convertible interest payments. Specifically, please tell us how you considered the guidance of paragraphs 11(a) and 12(a) – 12(c) of SFAS 133 to determine whether or not this feature is an embedded derivative. Please include your analysis under paragraphs 12-32 of EITF 00-19, as necessary to support your conclusions.

Share Options, page F-43

10.   We note that in February 2006, the Company completed an underwritten public offering in Israel of Series A convertible notes in the aggregate amount of $11.5 million. Tell us how the Company evaluated the conversion feature associated with this offering to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12(a) of SFAS 133 and the scope exception of

paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis for each transaction using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion.

11.   We further note that the Company may call for early redemption of the notes, after February 1, 2008. Please tell us how you evaluated this call option under SFAS 133 to determine whether it was an embedded derivative that should be bifurcated from the debt host and accounted for at fair value.

Form 6-K filed on March 5, 2007

12.   We note your GAAP to Non-GAAP reconciliation in the form 6-K noted above. We believe the non-GAAP operating statement columnar format appearing in this 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief